Contact

www.linkedin.com/in/billy-meadow-b8181610 (LinkedIn)
www.persown.com (Company)

Top Skills

Start-ups
Venture Capital
Strategic Partnerships

Patents

Adaptive magnetic levitation apparatus and method
Video DriveBy

Billy Meadow

Chairman at PERSOWN, Inc.
Jacksonville, Florida, United States

Summary

I am a serial technology entrepreneur who specializes in commercializing and funding new companies. I founded SpinUp Campus to help professors and research scientists turn their ideas into profitable businesses, while also giving everyday Americans the early opportunity to invest in potential life-changing innovations.

Experience

PERSOWN
Chairman & CEO
September 2020 - Present (4 years 5 months)
Jacksonville, Florida, United States

PERSOWN, Inc. aims to revolutionize point-of-care testing by delivering high-tech, low-cost diagnostic tools to the global medical community.

TrippBio
Chairman
2020 - Present (5 years)

TrippBio is a biotechnology company focused on discovering innovative applications of existing drugs to prevent and treat rogue viruses.

Brevenair
Chairman
June 2021 - Present (3 years 8 months)
Wilmington, North Carolina, United States

SpinUp Campus
President
2019 - Present (6 years)
Jacksonville, Florida Area

At SpinUp Campus, our mission is to connect trailblazing university scientists with public investors to bring life-changing innovations to market.

MV Patents LLC

Manager
February 2014 - Present (11 years)
Jacksonville, Florida Area

LocatorX, Inc.
Founder & Board Member
November 2014 - Present (10 years 3 months)
Jacksonville, Florida Area

We are productizing location based technologies.
Our patented, zero standby power, miniature atomic clock chip as a sub
component to enable indoor/outdoor location positioning for all types and sizes
of IoT devices.

Visre, Inc.> 3vTV LLC>Visual Real Estate
Founder & President
2004 - February 2014 (10 years)
Jacksonville, Florida Area

Patent Awarded 7389181 Video/Data/GPS & Image Processing System and 4
related patents
Developed & deployed street-level "Video DriveBy" service 2006, transitioned
to aerial imaging 2009

ControlCam
Founder & CEO
2011 - 2012 (1 year)

2009 Technology spin-out of Visre Inc., focused on parcel centric aerial
imaging
2011 Acquired Mar-Tech Engineering Inc., Cessna 210 fleet & Northeast
Florida Aircraft Maint. Inc.

Real Mortgage Systems
Chairman
2004 - 2009 (5 years)

Construction financing for rehabbing property investors & residential property
management
Real estate market conditions forced shutdown of operations on 600+ homes

Exhalo Diagnostics Inc.
Founder & CEO
2003 - 2003 (less than a year)

Licensed breath detection diagnostic patents from University of Florida.

Technology & marketability analysis completed, did not proceed with market launch

PaySpan Inc. (renamed from Payformance Corporation)
Founder & CEO
1984 - 2003 (19 years)

Jacksonville FL

Payment transaction software for 100+ Fortune 500 companies, division sold to SunGard 2008
Strategic partners: Moore Business Forms, Pitney Bowes, SunGard, Unisys, Xerox
Migrated to focus on healthcare payment network settlement services in 2002
PayBOND Check Image Patents. ViewPointe national check image archive contract.
Funded in 2002 by ABS Capital, Wachovia (Wells Fargo), 1998 by Banc One (JPMorganChase) - total funding $30+ million
Renamed to www.PaySpan.com Serving 1.3 million providers, 600 Health Plans & 100 million member accounts.

4D Technology Inc.
Founder & Chairman
1996 - 1999 (3 years)

Oil field 3D data + time (4D) modeling and data integration, technology developed at Columbia University
Patents and technology acquired by Western Atlas (now Halliburton NYSE:HAL)

Network One (NKO)
Founder, Board Member
1993 - 1997 (4 years)

Voice Over IP Class 5 switch emulation and unified customer support system.
Patent awarded "compliant Fax over IP" 5999274 enabled global sales growth.
Funded by Clal of Tel Aviv $23 million; acquired by ECI Telecom 1998, NYSE: ECI

BBN Corp
VP Corporate Business Development
1995 - 1996 (1 year)

Formerly Bolt Beranek and Newman renamed to BBN Corp now owned by Raytheon

Internet engineering, security and internet service provider. AOL and ATT dial up network infrastructure

Education

Florida State University
BS, Business · (1978 - 1982)

The Bolles School
High School Diploma · (1976 - 1978)